CHINA DONGFANG HEALTHCARE GROUP INC.

November 10, 2010

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	China Dongfang Healthcare Group Inc.
Amendment No. 2 to Registration Statement on Form 10-12G/A
Filed October 27, 2010
File No. 000-54063

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 8, 2010 (the “Comment Letter”), addressed to Xu Jianping, the Chairman, President and Chief Executive Officer of China Dongfang Healthcare Group Inc. (“we”, “our” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on October 27, 2010 of Amendment No. 2 to our Registration Statement on Form 10/A under Section 12(g) of the Securities Exchange Act of 1934, as amended.

References in this response letter to the “Registration Statement” are to Amendment No. 3 to the Form 10 (File No. 000-54063), which we filed with the Commission separately via EDGAR today.  In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment.  Page number references contained in the responses below are to the amended Registration Statement.  For the convenience of the Staff, we are enclosing in the Federal Express package four clean and marked copies of the Registration Statement.  The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No. 2 to the Registration Statement.

No. 8, Shian South Road, Shijing Street, Baiyun District, Guangzhou City
People’s Republic of China  510430

Jeffrey P. Riedler, Assistant Director
November 10, 2010

Risks Related to Our Corporate Structure, page 28

1. You disclose that it may take your external auditors longer to audit your financial statements due to the lack of formal training in U.S. GAAP of your Chief Financial Officer and Finance Manager.  This implies that your external auditors may have to perform additional audit testing since they cannot rely on your internal controls.  Please disclose that there is a possibility that your internal controls over financial reporting may not be effective in the future due to the lack of formal training and experience in U.S. GAAP of your senior financial staff.

RESPONSE: The Company respectfully submits to the Staff that its disclosure on page 33 did not intend to imply that there is any correlation between the Company’s internal controls and the lack of formal training in U.S. GAAP of our Chief Financial Officer and Finance Manager.  For the benefit of the Staff, the original complete statements in question, located on page 33 of Amendment No. 2, were as follows:

This lack of formal training or designations may result in an increase in audit workload and audit fees, which would increase our expenses and reduce our profitability.  Also, it may take us longer to prepare our financial statements, which may cause delays in the timely filing of our periodic reports with the SEC.

The Company’s belief that it may take the Company longer to prepare its financial statements as a result of this lack of formal training or designations stems from the fact that, as previously noted in the Company’s previous responses to the Staff’s comments, its books and records are originally maintained under Chinese Accounting Standards, and, as a result, the Chief Financial Officer and Finance Manager are required to convert them to U.S. GAAP.  The lack of formal training in, or designations with respect to, U.S. GAAP may cause delays in the overall preparation of the Company’s financial statements given the time required to convert these books and records to U.S. GAAP.  This delay, in turn, may require the Company’s auditors to work longer to complete their audit or review procedures, especially noting that they may need additional time to perform their audit or review procedures on the Company’s conversion of its books and records.  In short, the Company’s disclosure in this risk factor was meant to suggest that any additional time it may need, and any additional workload that its auditors may incur, in connection with the preparation of the Company’s financial statements and SEC filings, would be attributable to the conversion of the Company’s books and records to U.S. GAAP, and not to any deficiency in the effectiveness of the Company’s internal controls.  In light of the Staff’s comment, the Company has amended its disclosure on page 33 to clarify the Company’s view that these delays and workload increases would stem from the required conversion of its books and records from China Accounting Standards to U.S. GAAP.

Jeffrey P. Riedler, Assistant Director
November 10, 2010

Beginning in 2011, the Company also intends to mitigate this risk by sending its Chief Financial Officer and Finance Manager to Shanghai, China to attend the annual conference on SEC accounting and reporting organized by CPE, Inc.

Item 5.  Directors and Executive Officers, page 71

2. We note your response to prior comment 6 and we are re-issuing the comment.  Although you disclose information relating to when your officers and directors began serving in such positions for China Dongfang Healthcare Group, Inc. on page 71, for clarity, we believe this information should be disclosed in the individual business descriptions on page 72.  Please revise your description of business experience for each of your directors and executive officers on page 72 to disclose the month and year which such persons became a director and/or officer of China Dongfang Healthcare Group, Inc.

RESPONSE: In response to the Staff’s comment, we have amended the individual business description of each director and executive officer to include the month and year in which such persons became a director and/or officer of China Dongfang Healthcare Group Inc.

Item 7.  Certain Relationships and Related Transactions, and Director Independence Certain Relationships and Related Transactions, page 74

3. We have reviewed your response to prior comment 7.  You filed as exhibit 10.11 to your Amendment No. 1 to your Form 10 an Agreement for Repayment of Money, effective December 31, 2008, by and between GDH and Xu Jianping, which is not dated and which contained terms that were not consistent with your disclosure in your Form 10.  You state in your response that you “revised the loan agreement to better reflect” the terms of the loan and then filed a new agreement as exhibit 10.11 to your Amendment No. 2 to your Form 10.  Please advise us whether these versions are executed and, if so, the date which each of them was executed and whether the agreement filed with your Amendment No. 2 to your Form 10 is the final executed agreement.  In addition, please revise your Exhibit Index to accurately describe the agreement you are filing, including the date executed and whether this is an amended and restated agreement.

RESPONSE:  The Company advises the Staff that the Agreement for Repayment of Money, which was filed as Exhibit 10.11 to Pre-Effective Amendment No. 1 to the Registration Statement, was executed on May 10, 2010.  The amended and restated version of this agreement, which was filed as Exhibit 10.11 to Amendment No. 2 to the Registration Statement (the “Amended Agreement”), was executed on October 21, 2010.  The Company also advises the Staff that the Amended Agreement is the final executed agreement.  In response to the Staff’s comment, we have revised the Exhibit Index on pages 81 and E-1 to include the date the Amended Agreement was executed and to note that this is an amended and restated agreement.

Jeffrey P. Riedler, Assistant Director
November 10, 2010

*                      *                      *

If any member of the Staff should have any questions regarding the Registration Statement or any of the Company’s responses to the Comment Letter, please do not hesitate to contact Jeffrey M. Taylor of Blank Rome LLP, the Company’s outside legal counsel, at (215) 569-5579, or in his absence, please contact Jeffrey A. Rinde of Blank Rome LLP, at (212) 885-5335.

Sincerely,

CHINA DONGFANG HEALTHCARE GROUP INC.

By:	/s/ Xu Jianping
Xu Jianping
Chairman, President and
Chief Executive Officer

cc:	Jennifer Riegel, Esq.
Ibolya Ignat
Gus Rodriguez
Jeffrey A. Rinde, Esq.
Jeffrey M. Taylor, Esq.